(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 000-22869 NOTIFICATION OF LATE FILING

For Period Ended: December 28, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Items 8 and 15.

PART I — REGISTRANT INFORMATION

HALL, KINION & ASSOCIATES, INC.

_____________________________________________________________________________________________

Full Name of Registrant

75 ROWLAND WAY, SUITE 200

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

NOVATO, CA 94945

_____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

*	See explanation in Part III below.

PART III — NARRATIVE

We are finalizing an amendment of the terms of our line of credit to provide additional borrowing capacity. As of March 25, 2004, Brenda C. Rhodes, the Chief Executive Officer and Chairman of the Board, and Todd Kinion, a director, agreed to provide irrevocable letters of credit totaling $5 million to the Company’s lender, CIT Business Credit, and the lender agreed to deliver the amendment to the agreement to Hall Kinion for inclusion in the Form 10-K in 4 - 5 business days, upon receipt of the executed letters of credit.

Due to the recent timing of these events, it was not possible to complete the filing by the filing date, without unreasonable effort and expense. It is our belief that we will be able to obtain the necessary items and file the completed Form 10-K by or before April 12, 2004.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin A. Kropelnicki ____________________________________ (Name)	(415) _____________________ (Area Code)	895-2200 _________________________________ (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          HALL, KINION & ASSOCIATES, INC.

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 29, 2004	By	/s/ Martin A. Kropelnicki

Martin A. Kropelnicki Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).